SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Investors Financial Services Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461915100

(CUSIP Number)

12-31-02

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461915100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oakmont Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,580,764

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,580,764

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,580,764

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IA/CO

CUSIP No. 461915100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Day

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,580,764

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,580,764

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,580,764

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) HC/IN

Item 1.
	(a)	Name of Issuer Investors Financial Services Corp.
	(b)	Address of Issuer's Principal Executive Offices 200 Claredon Street Boston, MA 02117

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship Oakmont Corporation 865 South Figueroa Street Los Angeles, CA 90017 (California Corporation) Robert Day 865 South Figueroa Street Los Angeles, CA 90017 (United States Citizen)
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 461915100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

4

Item 4.	Ownership*
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Oakmont Corporation
	(a)	Amount beneficially owned: 3,580,764
	(b)	Percent of class: 5.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote None.
		(ii)	Shared power to vote or to direct the vote 3,580,764
		(iii)	Sole power to dispose or to direct the disposition of None.
		(iv)	Shared power to dispose or to direct the disposition of 3,580,764

Robert Day**
	(a)	Amount beneficially owned: 3,580,764
	(b)	Percent of class: 5.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote None.
		(ii)	Shared power to vote or to direct the vote 3,580,764
		(iii)	Sole power to dispose or to direct the disposition of None.
		(iv)	Shared power to dispose or to direct the disposition of 3,580,764

*

The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

**	Shares reported for Robert Day include shares reported for Oakmont Corporation

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Investors Financial Services Corp.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Item 4.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

Because this statement is filed pursuant to Rule 13d–1(b), the following certification is included:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oakmont Corporation

12th day of February, 2003.
Date
/s/ Jonathan Jaffrey
Signature
Jonathan Jaffrey Authorized Signatory
Name/Title

Robert Day

12th day of February, 2003.
Date
/s/ Jonathan Jaffrey
Signature
Jonathan Jaffrey Under Power of Attorney dated February 13, 2002 on file with Schedule 13G for Investors Financial Services Corp. dated February 13, 2002.
Name/Title

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 12th day of February, 2003.

Oakmont Corporation

By:	/s/ Jonathan Jaffrey
Jonathan Jaffrey Authorized Signatory

Robert Day

By:	/s/ Jonathan Jaffrey
Under Power of Attorney dated February 13, 2002 on file with Schedule 13G for Investors Financial Services Corp. dated February 13, 2002.

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